1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

February 28, 2014

Via Edgar

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	BlackRock Funds II Securities Act File No. 333-142592

Investment Company Act File No. 811-22061

Post-Effective Amendment No. 126

Ladies and Gentlemen:

On behalf of BlackRock Emerging Markets Flexible Dynamic Bond Portfolio (the “Fund”), a series of BlackRock Funds II (the “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 126 (the “Amendment”) to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed pursuant to 485(a)(1) under the 1933 Act to update the disclosure to reflect changes to the Fund’s investment strategies, as noted in a supplement to the Fund’s prospectus filed on November 14, 2013. The Fund previously invested at least 65% of the it’s assets in fixed income securities and derivatives denominated in currencies of emerging market countries or whose value is tied in whole or in part to currencies of emerging market countries. Under the new strategy, the Fund may invest in a global portfolio of fixed income securities and derivatives of any maturity of issuers located in emerging markets that may be denominated in any currency (on a hedged or unhedged basis). In connection with the strategy change, the Fund changed its name from “BlackRock Emerging Market Local Debt Portfolio” to its current name, “BlackRock Emerging Markets Flexible Dynamic Bond Portfolio” effective January 2, 2014.

New York    Washington    Paris     London     Milan     Rome     Frankfurt     Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

Securities and Exchange Commission

February 28, 2014

The Fund’s description of its principal and other risks and operations has been reviewed by the Staff in prior filings by the Registrant or other BlackRock Funds. Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (202) 303-1134.

Sincerely,

/s/ Elizabeth G. Miller

Elizabeth G. Miller

Enclosures

cc:	Ben Archibald, Esq. Maria Gattuso, Esq.
Anthony Geron, Esq.